Exhibit 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

($’s in thousands)

	For the years ended December 31,
	2002	2003	2004	2005	2006
Earnings:
Pre-tax income (loss)	$(31,726)	$(45,500)	$6,079	$(17,350)	$102,909
Add fixed charges	52,773	58,856	60,789	62,385	62,023
Less capitalized interest	(788)	(1,513)	(5,102)	(7,130)	(5,750)

Total Earnings	$20,259	$11,843	$61,766	$37,905	$159,182

Fixed Charges:
Interest expense – inclusive of the amortization of debt issuance costs	$48,669	$54,001	$51,778	$49,535	$53.678
Capitalized interest	788	1,513	5,102	7,130	5,750
Estimated interest portion in rent expense	3,316	3,342	3,909	5,720	2,595

Total Fixed Charges	$52,773	$58,856	$60,789	$62,385	$62,023

Ratio of earnings to fixed charges	0.38x	0.20x	1.02x	0.61x	2.57x